Mail Stop 3561

April 6, 2007

Andrew Chien, President
USChina Channel Inc.
665 Ellsworth Avenue
New Haven, CT 06511

Re: **USChina Channel Inc.**
         Amendment No. 4 to
         Registration Statement on Form SB-2
         Filed April 4, 2007
         File No. 333-137437

Dear Mr. Chien:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

1. In the next amendment, please disclose in risk factor no. 5 and the MD&A the amount of money owed Mr. Chien as of the most recent practicable date.

2. We note that USChina continues to include statements on its website referring to noncompliance with the federal securities laws. We have repeatedly asked for the underlying basis for these statements, which has not been provided to date. You

have since characterized these statements as opinions.   It would appear that parties whom you allege have not complied with the federal securities laws may determine to seek legal remedies against USChina. Please add a separate risk factor addressing this matter.   For example, please refer to the statements of noncompliance previously or now included on your website. Please disclose that those statements were/are not based on findings by a court or regulatory body and are only your opinions. Also, disclose the possible legal remedies that could be pursued against USChina on account of such statements.

Use of Proceeds

3. In this section or in the plan of operation disclosure, please provide more details as to the uses of the proceeds from Mr. Chien's loan to USChina, currently and going forward. The brief descriptions "capital spending" and "general business expenses" are not clear.

Description of Business

4. We again repeat comment nine of our December 29, 2006 letter. Please explain why LLC is not required to register as a broker-dealer under the federal securities laws.

MD&A or Plan of Operations

5. Paragraph 5(b) under "Use of Proceeds" indicates that no proceeds will be used to repay the loan from Mr. Chien unless offering proceeds are at least $70,000. However, the new disclosure in this section says, "[i]f the proceeds from the offering *were closer to $70,000*, Mr. Chien *may not get full loan payment*, ..." This new disclosure indicates that Mr. Chien may be repaid when offering proceeds are below $70,000. Please reconcile your disclosures as appropriate, fully clarifying the circumstances under which the loan would be repaid. Please revise the "Use of Proceeds" section as appropriate.

6. Please explain the meaning of the words, "[i]f the proceeds were *far less than $70,000"* as used in the fifth sentence of the last paragraph. This disclosure suggests that, upon receipt of some level of offering proceeds below $70,000, Mr. Chien is released from any other obligation to loan funds to USChina. Please clarify and reconcile with other disclosures in your filing that indicate Mr. Chien is obligated to loan $70,000 to USChina less offering proceeds.

7. In the last paragraph please explain the basis for the statement that, upon full repayment of Mr. Chien's loan to USChina, "the Company still has enough cash to meet the operation prediction as discussed above."

8. In the same paragraph, please explain the words "returned loan". Are you referring to loan repayments?

9. With regard to the new formula in the last paragraph, please add some examples, assuming various amount of offering proceeds and loan amounts, to explain how the formula would determine the amount of the loan repayment to Mr. Chien. Please disclose the timing of such loan repayments.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please do not hesitate to contact Goldie B. Walker, Financial Analyst, at (202) 551-3234 or me at (202) 551-3790 with any questions you may have.

Sincerely,

John D. Reynolds
Assistant Director
Office of Emerging Growth Companies